Exhibit 99.1

Solarfun Announces Update on Sales and Polysilicon Supply

SHANGHAI, China--(BUSINESS WIRE)--Solarfun Power Holdings Co. , Ltd. (NASDAQ: SOLF), an established manufacturer of photovoltaic (PV) cells, modules and ingots in China, today announced an update on polysilicon supply procurement and sales developments.

The Company recently signed a 140 MW long-term wafer contract with WACKER SCHOTT Solar GmbH through Solarfun's subsidiary, Solarfun Power Hong Kong Ltd. Deliveries will begin in 2008.

Chairman Lu added, "This new supply agreement, with deliveries beginning in 2008, continues our strategy to diversify and strengthen our non-domestic long-term supply needs with high-quality dependable suppliers."

Solarfun also announced a reduction in expectations for polysilicon supply from Jiangsu Zhongneng PV Technology Development Co., Ltd., or Zhongneng, to its 52% subsidiary, Jiangsu Yangguang Solar Technology Co. Ltd. , or Yangguang Solar.

Yangguang Solar is a producer of monocrystalline ingots that was originally wholly controlled by Zhongneng. On June 6, 2007, Yangguang Solar was acquired by Nanjing Linyang Electric Investment Co., Ltd. and Lianyungang Suyuan Group Co., Ltd. A 52% interest in Yangguang Solar was subsequently transferred to the Company by Nanjing Linyang Electric Investment. In the June 6, 2007 share transfer agreement, Zhongneng agreed that it would deliver polysilicon to Yangguang Solar in the amount of 50 tons in 2007, 700 tons in 2008 and 1,200 tons in 2009. However, the actual delivered quantity was 27 tons in 2007, and based upon this decreased delivery volume in 2007, it is expected that the amounts to be delivered in 2008 and 2009 may be significantly less. Yangguang Solar is currently receiving polysilicon from Zhongneng based on purchase orders negotiated on a month-to-month basis. In light of this unfavorable situation, Nanjing Linyang Electric Investment, which is controlled by the Company's Chairman, Yonghua Lu, and continues to own an 18% interest in Yangguang Solar, intends to negotiate for the originally committed polysilicon supply amount pursuant to the agreement. Moreover, Yangguang Solar has been aggressively pursuing polysilicon from other sources, including purchasing from the spot market.

Chairman Lu commented, “We are obviously disappointed in Zhongneng’s lack of commitment. However, we understood the risk given that they only started production in late September 2007, and we have worked hard to diversify our supplier base internationally and therefore reduce our risk over time. Examples of this are our recently announced agreement with Hoku Scientific in the United States and our new wafer agreements just announced with a large Korean supplier and WACKER SCHOTT Solar. Zhongneng's shortfall in delivery during 2007 did not impact our ability to meet customer orders in the fourth quarter of 2007 and we believe we will be able to meet previously disclosed shipment targets."

In addition, Solarfun signed a new contract with EDF Energies Nouvelles, a leading company in the green electricity generation market with activities in nine European countries and the United States. The contract includes a firm order for 17 MW of monocrystalline modules and an option for the sale of an additional 5 MW. This order was jointly placed with Photon Power Technologies, EDF Energies Nouvelles' solar energy partner in France.

Chairman Lu commented, "This new contract with EDF EN adds increased visibility to our 2008 shipments. We are also quite pleased to add a meaningful new relationship with a world-class player in the renewable energy market."

About Solarfun

Solarfun Power Holdings Co, Ltd. manufactures ingots and PV cells and modules and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards. SOLF-G

http://www.solarfun.com.cn

Safe Harbor Statement

This announcement contains forward-looking statements, such as the Company’s polysilicon supply expectations for 2008 and 2009. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACT:
Paul Combs
V.P. Strategic Planning
Solarfun Power Holdings Co., Ltd.
26F BM Tower
218 Wusong Road
Shanghai, 200080
P. R. China
Tel: 86 21-6393-8206 / Mobile: 86 138 1612 2768
E-mail: IR@solarfun.com.cn
or
Christensen
Peter Homstad
Tel: 480 614 3026
E-mail: phomstad@ChristensenIR.com
Roger Hu
Tel: 852 2117 0861
E-mail: rhu@ChristensenIR.com